05055473

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.	**0001099391**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 25, 2005, Series 2005-RS5	**333-117232**

Name of Person Filing the Document
(If Other than the Registrant)

B

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: ______________________________

Name: Joe Orning
Title: Vice President

Dated: May 26, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

New Issue Computational Materials

$490,000,000 (Approximate)

RAMP Series 2005-RS5 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RS5

May 17, 2005 **(Revised on May 18, 2005)**

Expected Timing:	Pricing Date:	On or about [Thursday, May 19], 2005
	Settlement Date:	On or about May 27, 2005
	First Payment Date:	June 27, 2005
Structure:	Fixed and ARMs:	$500,000,000 senior/subordinate structure
	Rating Agencies:	Moody's and Fitch

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation. The Information does not include all material information about the securities or the mortgage pool. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any information herein regarding the collateral or the securities will be supplemented by information regarding the collateral and/or the securities contained in the prospectus and the prospectus supplement (Offering Documents) and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision.

RAMP Series 2005-RS5
$490,000,000 (Approximate)
Characteristics of the Certificates (1)(2)(3)(4)

Class	Amount ($)	Ratings (Moody's/Fitch)	Bond Type	Delay Days	Interest Accrual Basis	Expected WAL (yrs) To Call	Principal Lockout/Window To Call	Exp. Maturity To Call	Final Scheduled Maturity
A-I-1	91,504,000	Aaa/AAA	Senior Floater	0	Actual/360	1.00	0 / 21	[February 25, 2007]	[January 25, 2025]
A-I-2	98,487,000	Aaa/AAA	Senior Floater	0	Actual/360	3.00	20 / 53	[June 25, 2011]	[December 25, 2033]
A-I-3	20,929,000	Aaa/AAA	Senior Floater	0	Actual/360	6.39	72 / 5	[October 25, 2011]	[April 25, 2035]
A-II	210,830,000	Aaa/AAA	Senior Floater	0	Actual/360	2.40	0 / 77	[October 25, 2011]	[April 25, 2035]
M-1	20,750,000	Aa1/AA+	Mez Floater	0	Actual/360	4.54	40 / 37	[October 25, 2011]	[May 25, 2035]
M-2	11,500,000	Aa2/AA	Mez Floater	0	Actual/360	4.49	39 / 38	[October 25, 2011]	[May 25, 2035]
M-3	8,750,000	Aa3/AA-	Mez Floater	0	Actual/360	4.45	38 / 39	[October 25, 2011]	[May 25, 2035]
M-4	6,000,000	A1/A+	Mez Floater	0	Actual/360	4.45	37 / 40	[October 25, 2011]	[May 25, 2035]
M-5	6,250,000	A2/A	Mez Floater	0	Actual/360	4.42	37 / 40	[October 25, 2011]	[May 25, 2035]
M-6	4,750,000	A3/A-	Mez Floater	0	Actual/360	4.42	37 / 40	[October 25, 2011]	[May 25, 2035]
M-7	4,750,000	Baa1/BBB+	Mez Floater	0	Actual/360	4.41	36 / 41	[October 25, 2011]	[May 25, 2035]
M-8	3,000,000	Baa2/BBB	Mez Floater	0	Actual/360	4.40	36 / 41	[October 25, 2011]	[May 25, 2035]
M-9	2,500,000	Baa3/BBB-	Mez Floater	0	Actual/360	4.34	36 / 41	[October 25, 2011]	[May 25, 2035]
Offered Certificates	**$490,000,000**								
B-1	2,500,000	Ba1/BB+	Sub Floater	0	Actual/360	4.16	36 / 34	[March 25, 2011]	[May 25, 2035]
B-2	2,500,000	Ba2/BB	Sub Floater	0	Actual/360	3.84	36 / 24	[May 25, 2010]	[May 25, 2035]
B-3	2,500,000	--/B	Sub Floater	0	Actual/360	3.24	36 / 11	[April 25, 2009]	[May 25, 2035]
Grand Total	**$497,500,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:

Fixed: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).

ARMs: 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

(3) The pass-through rate on the Class A, Class M and Class B Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Net WAC Cap Rate and (iii) 14.00% per annum.

(4) If the 10% optional call is not exercised, the margin on the Class A-I-3 and Class A-II Certificates will double and the margin on the Class M and Class B Certificates will increase by a 1.5x multiple, beginning on the second Distribution Date after the first possible optional call date.

Issuer:	RAMP Series 2005-RS5 Trust.
Certificates:	The Class A-I-1, Class A-I-2and Class A-I-3 Certificates (collectively, the "Class A-I Certificates") are backed by first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group I Loans"). The Class A-II Certificates are backed by first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations (the "Group II Loans"). The Class A-I Certificates and the Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-1 through Class M-9 Certificates (collectively, the "Class M Certificates") and the Class B-1 through Class B-3 Certificates (collectively, the "Class B Certificates") are backed by the Group I Loans and the Group II Loans. **The Class B Certificates are not offered hereby**.
Lead Manager:	Bear, Stearns & Co. Inc.
Co-Managers:	Credit Suisse First Boston LLC and Residential Funding Securities Corporation.
Swap Counterparty:	TBD.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank, National Association.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 96.15% of the mortgage loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	May 1, 2005 after deducting payments due during the month of May 2005.
Settlement Date:	On or about May 27, 2005.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing on June 27, 2005.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A, Class M-1, Class M-2 and Class M-3 Certificates: $25,000 and integral multiples of $1 in excess thereof; for the Class M-4 through Class M-9 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	None of the Certificates are expected to be ERISA eligible.
Legal Investments:	The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.

Mortgage Loans:

- The Group I Loans will consist of first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations. The statistical pool of Group I Loans described herein has an approximate aggregate principal balance of $[226,303,285] as of the Cut-off Date.
- The Group II Loans will consist of first lien, fixed-rate and adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations. The statistical pool of Group II Loans described herein has an approximate aggregate principal balance of $[226,205,837] as of the Cut-off Date.

Prepayment Assumptions:

- Fixed – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).
- ARMs – 100% PPC (assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR).

Optional Call:

If the aggregate principal balance of the mortgage loans falls below 10% of the aggregate original principal balance of the mortgage loans (the "Optional Call Date"), Residential Funding or its designee may terminate the trust. The exercise of the optional call may be subject to limitations as described in the prospectus supplement.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. Through the NCA program, Residential Funding seeks to acquire recently originated mortgage loan products with the characteristics described in the attached collateral tables. The mortgage loans may include a combination of layered risk factors including, but not limited to, credit score, reduced loan documentation, debt-to-income ratio, and loan to value ratio.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A" quality, non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A" quality borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A"quality mortgage loans with LTVs up to 107% and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A" quality credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "AlterNet" program guidelines allow.

Credit Enhancement:

A. Subordination.

Credit enhancement for the Class A Certificates will include the subordination of the Class M and Class B Certificates. Credit enhancement for the Class M Certificates will include the subordination of the Class B Certificates.

Initial Subordination (including the OC Deposit):

Class	At Closing	On the Stepdown Date
Class A	15.65%	31.30%
Class M-1	11.50%	23.00%
Class M-2	9.20%	18.40%
Class M-3	7.45%	14.90%
Class M-4	6.25%	12.50%
Class M-5	5.00%	10.00%
Class M-6	4.05%	8.10%
Class M-7	3.10%	6.20%
Class M-8	2.50%	5.00%
Class M-9	2.00%	4.00%
Class B-1	1.50%	3.00%
Class B-2	1.00%	2.00%
Class B-3	0.50%	1.00%

B. Overcollateralization ("OC")

Initial (% Orig.)	0.50%
OC Target (% Orig.)	0.50%
OC Floor (% Orig.)	0.50%
OC Holiday	None

C. Excess Spread

Initially equal to approximately 281 bps per annum.

D. Swap Agreement

Credit enhancement for the Class A, Class M and Class B Certificates will include net payments made by the swap counterparty to the trustee pursuant to the swap agreement.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount generally as follows:

(1) Distribution of accrued and unpaid interest to the Certificates;

(2) Distribution of principal to the Certificates, in the priority described herein;

(3) Distribution of principal to the Certificates from the excess interest on the mortgage loans, to cover realized losses;

(4) Distribution of additional principal to the Certificates from the excess interest on the mortgage loans, to the extent necessary to maintain the required level of overcollateralization;

(5) Payment to the Certificates in respect of prepayment interest shortfalls;

(6) To the extent provided in the prospectus supplement, (a) payment to the Class A Certificates in respect of any Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement, and (b) payment to the Class M Certificates and Class B Certificates, in respect of any Basis Risk Shortfall Carry-Forward Amount in the priority described in the prospectus supplement;

(7) Payment to the Certificates in respect of current relief act shortfalls;

(8) To pay to the holders of the Class A Certificates, pro rata, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(9) To the Swap Counterparty, any termination payment triggered by a swap termination event; and

(10) Distribution of any remaining funds to the non-offered Certificates.

Any payments under clauses (1), (3), (4), (5), (6), (7) and (8) shall be made to the extent not covered by amounts paid pursuant to the Swap Agreement.

Interest Accrual Period:

From and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date on an actual/360 basis.

Pass-Through Rates:

Class A Pass-Through Rates:

- On each Distribution Date, the Class A Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus the related margin, and beginning on the second Distribution Date after the first possible Optional Call Date, and with respect to the Class A-I-3 and Class A-II Certificates, One-Month LIBOR plus 2 times the related margin, (y) the Net WAC Cap Rate and (z) 14.00% per annum.

Class M and Class B Pass-Through Rates:

- On each Distribution Date, the Pass-Through Rate on the Class M Certificates and Class B Certificates will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus the related margin, and beginning on the second Distribution Date after the first possible Optional Call Date, One-Month LIBOR plus 1.5 times the Margin, (y) the Net WAC Cap Rate and (z) 14.00% per annum.

Net WAC Cap Rate:

For any Distribution Date, a per annum rate equal to (a) the weighted average of the Net Mortgage Rates of the Mortgage Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period minus (b) the amounts paid to the Swap Counterparty divided by the aggregate principal balance of the Mortgage Loans, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Class A, Class M or Class B Certificates is limited to the Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Basis Risk Shortfall Carry-Forward Amount"). The payments from the Swap Agreement will be available to cover any shortfalls on the Class A, Class M and Class B Certificates resulting from the application of the Net WAC Cap Rate.

Weighted Average Monthly Fees:

Master servicing fee and subservicing fee of approximately:
0.37% per annum

Net Mortgage Rate:

With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee and (b) the sub-servicing fee.

Eligible Master Servicing Compensation:

For any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the aggregate stated principal balance of the mortgage loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Required Overcollateralization Amount: With respect to any Distribution Date, 0.50% of the aggregate stated principal balance of the mortgage loans as of the Cut-Off Date.

Trigger Event: A Trigger Event is in effect on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [41.815]% of the Senior Enhancement Percentage or (ii) cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

	Loss Trigger
Months 37-48	[2.25]% in the first month plus an additional 1/12th of [1.25]% for every month thereafter
Months 49-60	[3.50]% in the first month plus an additional 1/12th of [1.00]% for every month thereafter
Months 61-72	[4.50]% in the first month plus an additional 1/12th of [0.50]% for every month thereafter
Months 73 and thereafter	[5.00]%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the mortgage loans immediately preceding that Distribution Date.

Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M and Class B Certificates and (ii) the Overcollateralization Amount, in each case prior to the distribution of the aggregate Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: An amount equal to 0.50% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the mortgage loans available for payment of the Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Required Overcollateralization Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount:

With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the mortgage loans for that Distribution Date.

Excess Overcollateralization Amount:

With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Required Overcollateralization Amount.

Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A, Class M and Class B Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the mortgage loans other than Subsequent Recoveries minus any net swap payments or swap termination payment not due to a swap provider trigger event due to the Swap Counterparty remaining unpaid (after application of interest collections used for this purpose on such Distribution Date) and (b) the Overcollateralization Increase Amount less (c) the Overcollateralization Reduction Amount.

Class A Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Principal Allocation Amount:

With respect to any Distribution Date, the sum of (a) the principal remittance amount for that Distribution Date and (b) the aggregate amount of realized loses on the mortgage loans in the calendar month preceding that Distribution Date, to the extent covered by excess cash flow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient excess cash flow to cover all realized losses on the mortgage loans, in determining the Class A-I Principal Distribution Amount and the Class A-II Principal Distribution Amount, the available excess cash flow will be allocated to the Class A-I Certificates and the Class A-II Certificates, pro rata, based on the principal portion of realized losses on the Group I Loans and Group II Loans, respectively.

Class A-I Principal Distributions:

The Class A-I Principal Distribution Amount will be distributed, sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in each case until the certificate principal balance thereof has been reduced to zero.

Class A-I Principal Distribution Amount:

On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group I Loans for that Distribution date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date.

Class A-II Principal Distribution Amount:

On any Distribution Date, the Class A Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to the Group II Loans for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the mortgage loans for that Distribution Date.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A and Class M-1 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A and Class M-1 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-6 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-7 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-7 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-8 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-8 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class M-9 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class M-9 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class B-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B-1 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class B-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Class B-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Principal Distribution Amounts or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Principal Distribution Amounts; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Principal Distribution Amounts for that Distribution Date) and (2) the certificate principal balance of the Class B-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the mortgage loans after giving effect to distributions to be made on that Distribution Date, less the Overcollateralization Floor.

Subordination Percentage: As to any class of Class A, Class M or Class B Certificates, the respective approximate percentage set forth below:

Class	Percentage
A	68.70%
M-1	77.00%
M-2	81.60%
M-3	85.10%
M-4	87.50%
M-5	90.00%
M-6	91.90%
M-7	93.80%
M-8	95.00%
M-9	96.00%
B-1	97.00%
B-2	98.00%
B-3	99.00%

Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in June 2008 and (y) the first distribution date on which the Senior Enhancement Percentage is equal to or greater than 31.30%.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with [ ] (the "Swap Counterparty") for the benefit of the Class A, Class M and Class B Certificates. The Swap Agreement will have an initial notional amount of approximately $497,500,000. Under the Swap Agreement, (i) the trust shall be obligated to pay to the Swap Counterparty an amount equal to 4.000% per annum on the swap notional amount set forth below (the "Notional Balance") and (ii) the trust will be entitled to receive an amount equal to One-Month LIBOR on the Notional Balance from the Swap Counterparty, on each Distribution Date, accrued during the swap accrual period (29 days in the case of the first accrual period), until the swap is retired. Only the net amount of the two obligations above will be paid by the appropriate party. Upon early termination of the Swap Agreement, the trust or the Swap Counterparty may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event). Shown below is the aggregate swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.5x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 40% CPR and (2) during the respective adjustable rate period, zero minus and subtracting (C) the Required Overcollateralization Amount.

Swap Agreement Notional Balance Schedule

Period	Notional Balance ($)	Period	Notional Balance ($)
1	497,500,000.00	31	52,581,397.47
2	479,057,898.62	32	49,946,991.68
3	461,025,670.42	33	47,442,378.08
4	443,373,930.30	34	45,061,027.45
5	426,077,681.46	35	42,796,609.70
6	409,116,596.92	36	40,641,622.15
7	392,474,147.01	37	16,211,216.58
8	376,138,630.19	38	15,213,276.68
9	360,103,377.34	39	14,270,142.79
10	344,533,984.50	40	13,378,729.57
11	329,426,032.15	41	12,536,128.84
12	314,929,330.24	42	11,739,599.25
13	301,062,595.06	43	10,986,556.58
14	287,802,975.46	44	10,274,564.56
15	275,123,812.73	45	9,601,326.31
16	262,999,622.88	46	8,964,676.20
17	251,406,046.43	47	8,362,572.23
18	240,319,808.48	48	7,793,088.88
19	229,715,388.83	49	7,254,410.31
20	218,494,642.39	50	6,744,824.06
21	207,825,551.11	51	6,262,715.00
22	196,701,216.46	52	5,806,559.77
23	186,011,615.90	53	5,374,921.38
24	175,995,777.23	54	4,966,444.31
25	72,480,675.85	55	4,579,849.80
26	68,143,115.02	56	4,213,931.32
27	64,578,323.60	57	3,867,658.19
28	61,335,027.46	58	3,539,880.67
29	58,267,852.98	59	3,229,538.03
30	55,352,564.91	60	2,933,970.69

Swap Account:

Funds payable under the Swap Agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Counterparty will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Counterparty, any net amounts owed to the Swap Counterparty under the Swap Agreement for such Distribution Date; and

2) to the Swap Counterparty, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to pay the holders of the Class A Certificates, *pro rata*, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses incurred for the preceding calendar month;

2) distribution of additional principal to the Certificates, to restore the required level of overcollateralization;

3) to the holders of the Class A Certificates, to pay accrued and unpaid interest resulting from prepayment interest shortfalls, on a pro rata basis, to the extent unpaid from interest collections;

4) to the holders of the Class M Certificates and Class B Certificates, in order of priority, to pay accrued and unpaid interest resulting from prepayment interest shortfalls to the extent unpaid from interest collections;

5) to pay, first to the holder of the Class A Certificates, on a pro rata basis, any Basis Risk Shortfall Carry-Forward Amount, as applicable, for such Distribution Date and second, to the Class M Certificates and Class B Certificates, in order of priority, any Basis Risk Shortfall Carry-Forward Amount for such Distribution Date;

6) to the holders of the Class A Certificates, to pay accrued and unpaid interest resulting from current relief act shortfalls, on a pro rata basis, to the extent unpaid from interest collections;

7) to the holders of the Class M Certificates and Class B Certificates, in order of priority, to pay accrued and unpaid interest resulting from current relief act shortfalls to the extent unpaid from interest collections;

8) to pay the holders of the Class A Certificates, *pro rata*, and then to the Class M and Class B Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

9) to the party named in the pooling and servicing agreement, any remaining amounts.

Net WAC Cap Schedule

[Subject to Change]

PERIOD	NET WAC RATE (1) (%)	EFFECTIVE RATE (1,2) (%)	PERIOD	NET WAC RATE (1) (%)	EFFECTIVE RATE (1,2) (%)
1	7.17	23.20	41	9.67	11.14
2	6.93	22.45	42	9.79	11.23
3	6.70	21.87	43	10.10	11.50
4	6.71	21.44	44	9.76	11.13
5	6.94	21.16	45	9.75	11.07
6	6.76	20.71	46	10.79	12.07
7	6.99	20.49	47	9.76	11.02
8	6.76	20.07	48	10.43	11.66
9	6.76	19.78	49	10.16	11.36
10	7.49	19.92	50	10.48	11.64
11	6.76	19.29	51	10.12	11.26
12	7.00	19.22	52	10.10	11.21
13	6.78	18.90	53	10.44	11.51
14	7.00	18.83	54	10.10	11.14
15	6.78	18.50	55	10.41	11.43
16	6.77	18.31	56	10.06	11.04
17	7.00	18.26	57	10.05	11.00
18	6.78	17.94	58	11.15	12.09
19	7.00	17.90	59	10.23	11.13
20	6.77	17.53	60	10.76	11.64
21	6.77	17.31	61	10.47	10.79
22	7.50	17.53	62	10.80	11.14
23	6.80	17.02	63	10.43	10.77
24	8.39	18.50	64	10.41	10.77
25	8.11	12.56	65	10.74	11.11
26	8.36	12.74	66	10.37	10.75
27	8.08	12.46	67	10.70	11.09
28	8.07	12.39	68	10.33	10.72
29	8.35	12.56	69	10.31	10.71
30	8.53	12.70	70	11.39	11.85
31	8.81	12.88	71	10.26	10.70
32	8.52	12.54	72	10.58	11.04
33	8.51	12.47	73	10.22	10.68
34	9.10	12.94	74	10.54	11.02
35	8.59	12.41	75	10.17	10.66
36	9.62	13.36	76	10.15	10.65
37	9.38	11.02	77	10.47	11.00
38	9.68	11.27			
39	9.36	10.91			
40	9.35	10.86			

Notes:

(1) Assumes all index values remain constant at 20.00%.

(2) The effective available funds cap rate (the "Effective Rate") is a per annum rate equal to the product of (i) 30 divided by the actual number of days in the Interest Accrual Period for the Certificates and (ii) the weighted average Net Mortgage Rate of the mortgage loans plus (B) the net swap payment, if any, divided by the aggregate certificate principal balance of the Class A, Class M and Class B Certificates multiplied by 360 divided by actual number of days.

Class A-I Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	12.60	1.60	1.22	**1.00**	0.85	0.75
Principal Window	1-236	1-35	1-25	**1-21**	1-18	1-15
Principal Window Months	236	35	25	**21**	18	15
Class A-I-2						
Avg. Life (yrs)	24.29	6.06	4.09	**3.00**	2.24	1.84
Principal Window	236-343	35-147	25-99	**21-73**	18-57	15-31
Principal Window Months	108	113	75	**53**	40	17
Class A-I-3						
Avg. Life (yrs)	28.73	12.87	8.71	**6.39**	4.98	3.16
Principal Window	343-345	147-155	99-105	**73-77**	57-60	31-48
Principal Window Months	3	9	7	**5**	4	18

Class A-I Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-I-1						
Avg. Life (yrs)	12.60	1.60	1.22	**1.00**	0.85	0.75
Principal Window	1-236	1-35	1-25	**1-21**	1-18	1-15
Principal Window Months	236	35	25	**21**	18	15
Class A-I-2						
Avg. Life (yrs)	24.29	6.06	4.09	**3.00**	2.24	1.84
Principal Window	236-343	35-147	25-99	**21-73**	18-57	15-31
Principal Window Months	108	113	75	**53**	40	17
Class A-I-3						
Avg. Life (yrs)	29.25	17.13	12.04	**9.01**	7.09	4.42
Principal Window	343-359	147-312	99-243	**73-187**	57-149	31-122
Principal Window Months	17	166	145	**115**	93	92

Class A-II Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II						
Avg. Life (yrs)	19.45	4.63	3.20	**2.40**	1.86	1.46
Principal Window	1-345	1-155	1-105	**1-77**	1-60	1-48
Principal Window Months	345	155	105	**77**	60	48

Class A-II Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class A-II						
Avg. Life (yrs)	19.50	4.94	3.43	**2.58**	1.99	1.50
Principal Window	1-359	1-298	1-226	**1-171**	1-132	1-100
Principal Window Months	359	298	226	**171**	132	100

Class M Sensitivity Analysis

To 10% Call

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class M-1						
Avg. Life (yrs)	26.53	8.52	5.76	**4.54**	4.22	3.99
Principal Window	272-345	50-155	37-105	**41-77**	45-60	48-48
Principal Window Months	74	106	69	**37**	16	1
Class M-2						
Avg. Life (yrs)	26.53	8.52	5.76	**4.49**	4.01	3.99
Principal Window	272-345	50-155	37-105	**40-77**	42-60	48-48
Principal Window Months	74	106	69	**38**	19	1
Class M-3						
Avg. Life (yrs)	26.53	8.52	5.76	**4.45**	3.91	3.86
Principal Window	272-345	50-155	37-105	**39-77**	41-60	44-48
Principal Window Months	74	106	69	**39**	20	5
Class M-4						
Avg. Life (yrs)	26.53	8.52	5.76	**4.45**	3.86	3.70
Principal Window	272-345	50-155	37-105	**38-77**	40-60	43-48
Principal Window Months	74	106	69	**40**	21	6
Class M-5						
Avg. Life (yrs)	26.53	8.52	5.76	**4.42**	3.82	3.60
Principal Window	272-345	50-155	37-105	**38-77**	39-60	41-48
Principal Window Months	74	106	69	**40**	22	8
Class M-6						
Avg. Life (yrs)	26.53	8.52	5.76	**4.42**	3.79	3.52
Principal Window	272-345	50-155	37-105	**38-77**	39-60	40-48
Principal Window Months	74	106	69	**40**	22	9
Class M-7						
Avg. Life (yrs)	26.53	8.52	5.76	**4.41**	3.75	3.46
Principal Window	272-345	50-155	37-105	**37-77**	38-60	39-48
Principal Window Months	74	106	69	**41**	23	10
Class M-8						
Avg. Life (yrs)	26.53	8.52	5.76	**4.40**	3.74	3.43
Principal Window	272-345	50-155	37-105	**37-77**	38-60	39-48
Principal Window Months	74	106	69	**41**	23	10
Class M-9						
Avg. Life (yrs)	26.51	8.40	5.67	**4.34**	3.69	3.33
Principal Window	272-345	50-155	37-105	**37-77**	37-60	38-48
Principal Window Months	74	106	69	**41**	24	11

Class M Sensitivity Analysis

To Maturity

Prepayment Assumptions	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
Class M-1						
Avg. Life (yrs)	26.65	9.34	6.37	**5.02**	4.59	5.34
Principal Window	272-357	50-263	37-189	**41-142**	45-112	53-90
Principal Window Months	86	214	153	**102**	68	38
Class M-2						
Avg. Life (yrs)	26.65	9.29	6.33	**4.93**	4.35	4.42
Principal Window	272-356	50-246	37-175	**40-131**	42-102	48-82
Principal Window Months	85	197	139	**92**	61	35
Class M-3						
Avg. Life (yrs)	26.64	9.24	6.28	**4.86**	4.23	4.11
Principal Window	272-356	50-234	37-164	**39-123**	41-96	44-77
Principal Window Months	85	185	128	**85**	56	34
Class M-4						
Avg. Life (yrs)	26.64	9.17	6.23	**4.81**	4.14	3.93
Principal Window	272-355	50-222	37-155	**38-115**	40-90	43-72
Principal Window Months	84	173	119	**78**	51	30
Class M-5						
Avg. Life (yrs)	26.63	9.09	6.17	**4.74**	4.06	3.80
Principal Window	272-354	50-211	37-147	**38-109**	39-85	41-68
Principal Window Months	83	162	111	**72**	47	28
Class M-6						
Avg. Life (yrs)	26.62	8.98	6.09	**4.68**	3.98	3.68
Principal Window	272-352	50-198	37-136	**38-101**	39-78	40-63
Principal Window Months	81	149	100	**64**	40	24
Class M-7						
Avg. Life (yrs)	26.60	8.83	5.98	**4.58**	3.88	3.56
Principal Window	272-351	50-185	37-127	**37-94**	38-73	39-58
Principal Window Months	80	136	91	**58**	36	20
Class M-8						
Avg. Life (yrs)	26.56	8.63	5.83	**4.46**	3.79	3.46
Principal Window	272-348	50-168	37-114	**37-84**	38-66	39-52
Principal Window Months	77	119	78	**48**	29	14
Class M-9						
Avg. Life (yrs)	26.51	8.40	5.67	**4.34**	3.69	3.33
Principal Window	272-345	50-155	37-105	**37-77**	37-60	38-48
Principal Window Months	74	106	69	**41**	24	11

RAMP Series 2005-RS5 – Collateral Characteristics
Aggregate Summary Report
(Statistical Pool)

Principal Balance	$452,509,122		
Number of Mortgage Loans	2,815		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$160,930.82	$22,250.00	$1,430,000.00
Current Principal Balance	$160,749.24	$22,218.48	$1,430,000.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	358	60	360
Remaining Term to Stated Maturity (mos)	357	55	360
Age (mos)	1	0	31
Mortgage Rate (%)	7.296	3.875	11.060
Loan-to-Value Ratio (%)	91.13	20.00	107.00
Credit Score	682	453	816
Margin (%)	5.212	0.125	10.240
Initial Periodic Cap (%)	2.865	1.000	6.000
Periodic Cap (%)	1.387	1.000	6.000
Maximum Mortgage Rate (%)	13.362	7.750	17.300
Minimum Mortgage Rate (%)	5.556	2.125	10.880
Next Rate Adj. (mos)	29	2	84

Lien Position	**% of Mortgage Loans**	**Loan Type**	**% of Mortgage Loans**
1st Lien	100.00	Adjustable-rate	81.81
		Fixed-rate	18.19
Occupancy	**% of Mortgage Loans**		
Primary Residence	69.81	**Loan Purpose**	**% of Mortgage Loans**
Non-Owner Occupied	27.22	Purchase	68.88
Second/Vacation	2.97	Equity Refinance	20.89
		Rate/Term Refinance	10.23
Documentation	**% of Mortgage Loans**		
Full Documentation	60.29	**Property Type**	**% of Mortgage Loans**
Reduced Documentation	39.71	Single-family detached	66.11
		PUD (detached)	15.89
Servicing	**% of Mortgage Loans**	Two- to four-family units	9.22
Homecomings	96.15	Condo Low-rise	5.08
		PUD (attached)	2.50
Delinquency	**% of Mortgage Loans**	Townhouse	0.65
Current	100.00	Condo Mid-rise	0.34
30 to 59 Days Delinquent	0.00	Condo High-rise	0.16
60 or more Days	0.00	Manufactured Home	0.05
Exception Category	**% of Mortgage Loans**	**% with Active Prepayment Penalty**	55.18
Alternet Exceptions (RASC)	34.29		
Expanded Criteria Exceptions (RALI)	40.43	**% over 80% LTV with MI**	4.10
Jumbo A Exceptions (RFMSI)	21.43		
Home Solutions	3.83	**IO Loans (%)**	21.73
Seasoned Loans	0.01		

Aggregate Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
499 or less	2	$279,108	0.06 %	$139,554	86.59 %
500 to 519	1	49,956	0.01	49,956	31.00
520 to 539	3	371,059	0.08	123,686	90.70
540 to 559	9	1,310,374	0.29	145,597	88.97
560 to 579	34	4,302,222	0.95	126,536	92.86
580 to 599	137	18,973,472	4.19	138,492	97.17
600 to 619	279	40,033,945	8.85	143,491	97.27
620 to 639	268	44,907,587	9.92	167,566	92.17
640 to 659	296	49,175,115	10.87	166,132	90.24
660 to 679	311	55,686,917	12.31	179,058	88.16
680 to 699	390	67,549,714	14.93	173,204	89.18
700 to 719	315	49,191,453	10.87	156,163	90.44
720 to 739	266	42,014,700	9.28	157,950	90.21
740 to 759	214	34,998,355	7.73	163,544	91.12
760 or greater	287	42,889,769	9.48	149,442	91.50
Subtotal with Credit Score	2,812	$451,733,746	99.83	$160,645	91.15
Not Available	3	775,376	0.17	258,459	81.58
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**91.13 %**

Aggregate Credit Scores indicated as having a Credit Score that is "Not Available" include certain Aggregate Credit Scores where the Credit Score was not provided by the related seller and Aggregate Credit Scores where no credit history can be obtained for the related mortgagor.

Aggregate Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	880	$65,808,357	14.54 %	$74,782	683	95.05 %
100,001 to 200,000	1,300	184,462,033	40.76	141,894	680	93.76
200,001 to 300,000	385	93,703,974	20.71	243,387	680	91.33
300,001 to 400,000	149	51,160,723	11.31	343,361	684	88.05
400,001 to 500,000	53	23,936,379	5.29	451,630	673	86.72
500,001 to 600,000	19	10,265,933	2.27	540,312	715	80.96
600,001 to 700,000	12	7,869,174	1.74	655,765	709	83.27
700,001 to 800,000	5	3,737,061	0.83	747,412	706	78.87
800,001 to 900,000	7	5,894,284	1.30	842,041	697	67.68
900,001 to 1,000,000	3	2,917,203	0.64	972,401	697	60.93
1,300,001 to 1,400,000	1	1,324,000	0.29	1,324,000	723	76.00
1,400,001 to 1,500,000	1	1,430,000	0.32	1,430,000	662	65.00
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Aggregate Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 to 3.999	1	$370,500	0.08 %	$370,500	674	95.00 %
4.000 to 4.499	1	151,900	0.03	151,900	674	80.00
4.500 to 4.999	8	2,088,597	0.46	261,075	717	80.79
5.000 to 5.499	48	14,936,806	3.30	311,183	701	79.26
5.500 to 5.999	156	40,246,056	8.89	257,988	706	78.95
6.000 to 6.499	247	49,360,651	10.91	199,841	694	85.10
6.500 to 6.999	440	82,617,716	18.26	187,768	698	89.10
7.000 to 7.499	355	58,079,128	12.83	163,603	689	92.41
7.500 to 7.999	573	82,834,719	18.31	144,563	680	95.21
8.000 to 8.499	402	51,625,552	11.41	128,422	672	96.49
8.500 to 8.999	358	45,005,348	9.95	125,713	651	97.86
9.000 to 9.499	142	16,434,897	3.63	115,739	639	97.97
9.500 to 9.999	61	6,125,801	1.35	100,423	609	98.01
10.000 to 10.499	16	1,918,152	0.42	119,885	601	96.46
10.500 to 10.999	6	645,823	0.14	107,637	613	90.31
11.000 to 11.499	1	67,476	0.01	67,476	524	90.00
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Aggregate Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 to 3.999	1	$370,500	0.08 %	$370,500	674	95.00 %
4.000 to 4.499	4	733,697	0.16	183,424	681	79.60
4.500 to 4.999	38	11,246,378	2.49	295,957	709	78.65
5.000 to 5.499	123	34,612,873	7.65	281,405	704	77.49
5.500 to 5.999	208	43,297,174	9.57	208,159	696	84.48
6.000 to 6.499	400	75,815,091	16.75	189,538	698	88.69
6.500 to 6.999	400	67,588,059	14.94	168,970	690	90.64
7.000 to 7.499	559	82,717,013	18.28	147,973	679	94.85
7.500 to 7.999	465	62,612,653	13.84	134,651	676	96.77
8.000 to 8.499	360	45,201,827	9.99	125,561	652	97.52
8.500 to 8.999	185	20,732,609	4.58	112,068	651	97.61
9.000 to 9.499	52	5,336,570	1.18	102,626	614	97.26
9.500 to 9.999	14	1,589,332	0.35	113,524	610	98.75
10.000 to 10.499	5	587,869	0.13	117,574	607	89.36
10.500 to 10.999	1	67,476	0.01	67,476	524	90.00
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Aggregate Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	10	$3,366,040	0.74 %	$336,604	708
50.01 to 55.00	9	1,103,499	0.24	122,611	670
55.01 to 60.00	9	2,295,383	0.51	255,043	692
60.01 to 65.00	18	6,936,921	1.53	385,385	689
65.01 to 70.00	21	6,410,303	1.42	305,253	704
70.01 to 75.00	50	9,896,951	2.19	197,939	703
75.01 to 80.00	543	109,488,739	24.20	201,637	694
80.01 to 85.00	77	12,722,305	2.81	165,225	669
85.01 to 90.00	166	30,394,030	6.72	183,097	667
90.01 to 95.00	289	46,895,022	10.36	162,267	655
95.01 to 100.00	1,583	217,262,251	48.01	137,247	682
100.01 to 105.00	39	5,518,680	1.22	141,505	713
105.01 to 110.00	1	218,998	0.05	218,998	709
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**

Aggregate Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	169	$57,831,570	12.78 %	$342,199	688	81.69 %
Florida	280	48,121,922	10.63	171,864	686	89.38
Texas	250	29,411,093	6.50	117,644	675	95.07
Virginia	120	24,387,923	5.39	203,233	682	87.50
Illinois	135	22,325,018	4.93	165,371	681	95.10
Georgia	149	19,335,971	4.27	129,772	674	95.43
Maryland	60	17,145,266	3.79	285,754	679	84.28
Michigan	144	16,940,096	3.74	117,640	677	94.93
Washington	84	15,300,137	3.38	182,144	708	91.16
Arizona	85	15,207,566	3.36	178,913	678	89.76
Indiana	113	12,101,963	2.67	107,097	674	97.32
Ohio	99	11,844,348	2.62	119,640	677	97.32
Minnesota	63	11,729,772	2.59	186,187	699	91.28
Pennsylvania	91	10,941,791	2.42	120,239	664	96.78
North Carolina	83	10,605,579	2.34	127,778	687	93.30
Missouri	82	9,581,082	2.12	116,842	662	95.85
New Jersey	42	9,093,642	2.01	216,515	695	88.81
Wisconsin	73	9,028,848	2.00	123,683	682	96.36
Colorado	53	8,795,154	1.94	165,946	694	89.32
Alabama	65	7,538,729	1.67	115,980	651	94.88
New York	26	7,237,552	1.60	278,367	684	92.12
Utah	44	7,155,490	1.58	162,625	692	97.75
Tennessee	65	7,011,286	1.55	107,866	683	96.13
South Carolina	45	6,363,792	1.41	141,418	687	85.80
Louisiana	53	6,052,151	1.34	114,192	685	96.13
Kentucky	41	4,668,604	1.03	113,868	680	96.74
Oregon	26	4,666,732	1.03	179,490	676	88.95
Massachusetts	20	4,642,765	1.03	232,138	704	91.66
Other	255	37,443,280	8.27	146,836	681	93.36
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Aggregate Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	519	$94,529,230	20.89 %	$182,137	668	86.76 %
Purchase	2,049	311,674,020	68.88	152,110	689	93.05
Rate/Term Refinance	247	46,305,872	10.23	187,473	669	87.15
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Aggregate Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	964	$123,168,400	27.22 %	$127,768	721	91.17 %
Primary Residence	1,782	315,885,852	69.81	177,265	667	91.30
Second / Vacation	69	13,454,871	2.97	194,998	684	86.91
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Aggregate Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (9 Stories or more)	4	$741,440	0.16 %	$185,360	698	77.34 %
Condominium Low Rise (less than 5 Stories)	147	23,003,649	5.08	156,487	687	90.67
Condominium Mid Rise (5 to 8 stories)	8	1,545,843	0.34	193,230	708	85.08
Manufactured Home	3	227,873	0.05	75,958	633	78.54
Planned Unit Development (Attached)	67	11,315,270	2.50	168,885	693	91.53
Planned Unit Development (Detached)	325	71,884,914	15.89	221,184	686	87.50
Single Family Detached	1,975	299,146,677	66.11	151,467	677	92.14
Two to Four Family Units	265	41,707,759	9.22	157,388	710	90.92
Townhouse	21	2,935,696	0.65	139,795	666	90.17
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Aggregate Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,910	$272,795,240	60.29 %	$142,825	680	94.62 %
Reduced Documentation	905	179,713,882	39.71	198,579	686	85.84
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Aggregate Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Months PP	86	$20,055,014	4.43 %	$233,198	680	92.77 %
24 Months PP	940	150,104,668	33.17	159,686	665	92.73
36 Months PP	583	77,756,958	17.18	133,374	691	94.21
60 Months PP	5	1,146,728	0.25	229,346	726	88.88
Other	4	641,435	0.14	160,359	702	93.06
None	1,197	202,804,319	44.82	169,427	692	88.61
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Other means not None, 12, 24, 36 or 60 months and not more than 60 months.

Aggregate Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	575	$82,324,468	18.19 %	$143,173	702	88.43 %
7.000 - 7.999	1	231,997	0.05	231,997	647	80.00
9.000 - 9.999	2	1,010,500	0.22	505,250	741	85.50
10.000 - 10.999	54	16,755,679	3.70	310,290	708	77.52
11.000 - 11.999	151	33,469,150	7.40	221,650	700	81.00
12.000 - 12.999	404	81,631,887	18.04	202,059	696	87.80
13.000 - 13.999	788	121,189,529	26.78	153,794	686	94.49
14.000 - 14.999	605	86,205,890	19.05	142,489	654	96.63
15.000 - 15.999	208	26,517,218	5.86	127,487	626	97.42
16.000 - 16.999	23	2,548,072	0.56	110,786	608	98.50
17.000 - 17.999	4	624,732	0.14	156,183	611	97.85
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Aggregate Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
July 2005	1	$98,800	0.02 %	$98,800	678	95.00 %
August 2005	2	681,292	0.15	340,646	608	82.43
September 2005	2	814,331	0.18	407,166	668	91.45
October 2005	8	3,265,484	0.72	408,185	668	84.48
November 2005	3	1,010,250	0.22	336,750	649	84.53
December 2005	2	304,861	0.07	152,431	661	93.47
March 2006	1	153,553	0.03	153,553	608	100.00
April 2006	1	416,000	0.09	416,000	682	80.00
August 2006	1	48,733	0.01	48,733	634	80.00
September 2006	1	210,050	0.05	210,050	658	90.00
October 2006	5	1,060,698	0.23	212,140	577	89.68
November 2006	4	437,694	0.10	109,423	638	93.42
December 2006	7	1,475,198	0.33	210,743	669	95.68
January 2007	27	4,315,291	0.95	159,826	649	91.02
February 2007	44	6,686,742	1.48	151,971	673	91.34
March 2007	148	24,923,438	5.51	168,402	652	90.75
April 2007	890	149,356,695	33.01	167,817	667	92.22
May 2007	311	46,912,645	10.37	150,845	651	94.15
June 2007	1	178,721	0.04	178,721	624	95.00
August 2007	1	216,882	0.05	216,882	646	90.00
December 2007	4	288,725	0.06	72,181	680	86.94
January 2008	7	1,729,918	0.38	247,131	705	76.47
February 2008	27	3,926,264	0.87	145,417	698	85.38
March 2008	70	11,267,575	2.49	160,965	696	88.79
April 2008	206	30,773,878	6.80	149,388	700	96.32
May 2008	353	46,949,400	10.38	133,001	721	96.36
May 2009	1	324,334	0.07	324,334	700	80.00
November 2009	6	3,051,635	0.67	508,606	705	72.48
December 2009	2	990,947	0.22	495,473	679	77.36
January 2010	16	6,504,154	1.44	406,510	718	79.24
February 2010	1	194,400	0.04	194,400	677	90.00
March 2010	9	2,663,938	0.59	295,993	701	80.59
April 2010	27	6,553,869	1.45	242,736	690	85.98
May 2010	41	10,092,770	2.23	246,165	710	77.68
December 2011	1	416,000	0.09	416,000	676	80.00
March 2012	1	113,194	0.03	113,194	760	90.00
April 2012	1	94,271	0.02	94,271	682	85.00
May 2012	7	1,682,025	0.37	240,289	734	81.63
Fixed	575	82,324,468	18.19	143,173	702	88.43
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

Aggregate Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
0.000 - 0.499	1	$49,930	0.01 %	$49,930	638	100.00 %
2.000 - 2.499	86	28,102,480	6.21	326,773	705	77.70
2.500 - 2.999	23	4,749,995	1.05	206,522	707	77.02
3.000 - 3.499	429	63,813,281	14.10	148,749	736	92.73
3.500 - 3.999	11	3,803,001	0.84	345,727	669	85.99
4.000 - 4.499	204	27,876,312	6.16	136,649	699	98.77
4.500 - 4.999	232	45,427,444	10.04	195,808	690	81.37
5.000 - 5.499	144	30,329,230	6.70	210,620	685	91.80
5.500 - 5.999	76	13,807,015	3.05	181,671	674	88.72
6.000 - 6.499	204	35,865,051	7.93	175,809	666	93.71
6.500 - 6.999	237	37,905,510	8.38	159,939	650	96.83
7.000 - 7.499	276	37,615,865	8.31	136,289	625	97.62
7.500 - 7.999	138	18,907,103	4.18	137,008	628	97.65
8.000 - 8.499	107	13,189,262	2.91	123,264	618	98.33
8.500 - 8.999	49	6,135,651	1.36	125,217	604	97.84
9.000 - 9.499	17	1,945,122	0.43	114,419	606	97.28
9.500 - 9.999	5	568,453	0.13	113,691	592	100.00
10.000 - 10.499	1	93,949	0.02	93,949	600	94.00
Fixed	575	82,324,468	18.19	143,173	702	88.43
Total	**2,815**	**$452,509,122**	**100.00 %**	**$160,749**	**682**	**91.13 %**

RAMP Series 2005-RS5 – Collateral Characteristics
Group I Summary Report
(Statistical Pool)

Principal Balance	$226,303,285		
Number of Mortgage Loans	1,132		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$200,192.63	$22,250.00	$1,430,000.00
Current Principal Balance	$199,914.56	$22,218.48	$1,430,000.00
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	359	120	360
Remaining Term to Stated Maturity (mos)	357	120	360
Age (mos)	2	0	31
Mortgage Rate (%)	7.299	3.875	10.88
Loan-to-Value Ratio (%)	90.52	20	107
Credit Score	681	528	814
Margin (%)	5.265	2.125	10.24
Initial Periodic Cap (%)	3.02	1	6
Periodic Cap (%)	13.329	7.75	17.3
Maximum Mortgage Rate (%)	1.392	1	6
Minimum Mortgage Rate (%)	5.622	2.125	10.88
Next Rate Adj. (mos)	30	3	84

Lien Position	**% of Mortgage Loans**
1st Lien	100.00

Occupancy	**% of Mortgage Loans**
Primary Residence	83.94
Non-Owner Occupied	13.94
Second/Vacation	2.11

Documentation	**% of Mortgage Loans**
Full Documentation	55.15
Reduced Documentation	44.85

Servicing	**% of Mortgage Loans**
Homecomings	95.27

Delinquency	**% of Mortgage Loans**
Current	100.00
30 to 59 Days Delinquent	
60 or more Days	

Exception Category	**% of Mortgage Loans**
Alternet Exceptions (RASC)	32.73
Expanded Criteria Exceptions (RALI)	43.46
Jumbo A Exceptions (RFMSI)	6.13
Home Solutions	17.66
Seasoned Loans	0.03

Loan Type	**% of Mortgage Loans**
Adjustable-rate	78.52
Fixed-rate	21.48

Loan Purpose	**% of Mortgage Loans**
Purchase	77.71
Equity Refinance	14.94
Rate/Term Refinance	7.35

Property Type	**% of Mortgage Loans**
Single-family detached	64.58
PUD (detached)	20.12
Two- to four-family units	7.25
Condo Low-rise	4.56
PUD (attached)	2.64
Townhouse	0.59
Condo Mid-rise	0.20
Condo High-rise	0.00
Manufactured Home	0.06

% with Active Prepayment Penalty	50.29
% over 80% LTV with MI	3.47
IO Loans (%)	23.632

Group I Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
520 to 539	1	$123,716	0.05 %	$123,716	95.00 %
540 to 559	2	189,131	0.08	94,565	97.15
560 to 579	21	2,703,298	1.19	128,728	93.90
580 to 599	79	11,233,248	4.96	142,193	98.77
600 to 619	128	20,874,462	9.22	163,082	98.00
620 to 639	102	22,850,321	10.10	224,023	90.24
640 to 659	115	24,525,336	10.84	213,264	89.25
660 to 679	115	28,501,828	12.59	247,842	88.04
680 to 699	150	32,582,545	14.40	217,217	88.91
700 to 719	118	22,629,613	10.00	191,776	91.48
720 to 739	121	24,627,312	10.88	203,532	88.67
740 to 759	74	15,227,670	6.73	205,779	88.43
760 or greater	105	19,690,612	8.70	187,530	88.71
Subtotal with Credit Score	1,131	$225,759,093	99.76	199,610	90.55
Not Available	1	544,192	0.24	544,192	78.00
Total	**1,132**	**$226,303,285**	**100.00 %**	**199,915**	**90.52 %**

Group I Credit Scores indicated as having a Credit Score that is "Not Available" include certain Group I Credit Scores where the Credit Score was not provided by the related seller and Group I Credit Scores where no credit history can be obtained for the related mortgagor.

Group I Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	308	$22,537,851	9.96 %	$73,175	682	97.32 %
100,001 to 200,000	427	63,823,078	28.20	149,469	670	95.88
200,001 to 300,000	197	48,355,822	21.37	245,461	675	93.42
300,001 to 400,000	104	36,486,573	16.12	350,832	687	88.51
400,001 to 500,000	49	22,188,352	9.80	452,824	673	86.61
500,001 to 600,000	18	9,739,886	4.30	541,105	718	80.47
600,001 to 700,000	12	7,869,174	3.48	655,765	709	83.27
700,001 to 800,000	5	3,737,061	1.65	747,412	706	78.87
800,001 to 900,000	7	5,894,284	2.60	842,041	697	67.68
900,001 to 1,000,000	3	2,917,203	1.29	972,401	697	60.93
1,300,001 to 1,400,000	1	1,324,000	0.59	1,324,000	723	76.00
1,400,001 to 1,500,000	1	1,430,000	0.63	1,430,000	662	65.00
Total	**1,132**	**$226,303,285**	**100.00 %**	**199,915**	**681**	**90.52 %**

Group I Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 to 3.999	1	$370,500	0.16	$370,500	674	95.00 %
4.500 to 4.999	4	1,392,097	0.62	348,024	732	77.71
5.000 to 5.499	27	11,513,721	5.09	426,434	709	79.39
5.500 to 5.999	76	26,866,389	11.87	353,505	711	77.12
6.000 to 6.499	69	20,944,256	9.25	303,540	695	83.33
6.500 to 6.999	117	34,976,273	15.46	298,943	696	86.76
7.000 to 7.499	139	29,124,410	12.87	209,528	682	93.56
7.500 to 7.999	141	28,787,544	12.72	204,167	670	95.31
8.000 to 8.499	213	28,279,104	12.50	132,766	674	97.68
8.500 to 8.999	183	25,031,867	11.06	136,786	655	98.89
9.000 to 9.499	98	11,963,377	5.29	122,075	640	98.92
9.500 to 9.999	47	4,988,109	2.20	106,130	609	98.07
10.000 to 10.499	14	1,771,240	0.78	126,517	602	98.12
10.500 to 10.999	3	294,398	0.13	98,133	637	80.84
Total	**1,132**	**$226,303,285**	**100.00**	**$199,915**	**681**	**90.52 %**

Group I Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.500 to 3.999	1	$370,500	0.16 %	$370,500	674	95.00 %
4.000 to 4.499	2	433,597	0.19	216,799	698	80.00
4.500 to 4.999	19	8,316,356	3.67	437,703	722	77.33
5.000 to 5.499	63	24,129,598	10.66	383,009	708	76.13
5.500 to 5.999	69	20,682,519	9.14	299,747	702	82.74
6.000 to 6.499	113	32,734,888	14.47	289,689	694	87.55
6.500 to 6.999	130	29,745,500	13.14	228,812	685	89.97
7.000 to 7.499	152	32,206,241	14.23	211,883	673	94.95
7.500 to 7.999	221	32,587,030	14.40	147,453	671	97.63
8.000 to 8.499	183	24,888,243	11.00	136,001	654	98.65
8.500 to 8.999	123	14,053,081	6.21	114,253	650	98.83
9.000 to 9.499	40	4,329,954	1.91	108,249	617	97.92
9.500 to 9.999	14	1,589,332	0.70	113,524	610	98.75
10.000 to 10.499	2	236,444	0.10	118,222	628	76.14
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**	**90.52 %**

Group I Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	5	$2,716,394	1.20 %	$543,279	706
50.01 to 55.00	2	326,378	0.14	163,189	707
55.01 to 60.00	4	1,645,745	0.73	411,436	694
60.01 to 65.00	7	4,613,709	2.04	659,101	693
65.01 to 70.00	9	4,440,947	1.96	493,439	724
70.01 to 75.00	14	4,311,960	1.91	307,997	699
75.01 to 80.00	182	56,618,705	25.02	311,092	694
80.01 to 85.00	25	5,351,424	2.36	214,057	669
85.01 to 90.00	50	12,451,392	5.50	249,028	667
90.01 to 95.00	133	23,911,394	10.57	179,785	651
95.01 to 100.00	691	108,007,547	47.73	156,306	678
100.01 to 105.00	9	1,688,691	0.75	187,632	713
105.01 to 110.00	1	218,998	0.10	218,998	709
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**

Group I Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	109	$44,322,801	19.59 %	$406,631	692	80.82 %
Florida	89	19,551,869	8.64	219,684	681	90.58
Virginia	65	15,112,008	6.68	232,492	672	87.21
Texas	115	14,538,153	6.42	126,419	672	94.80
Maryland	36	12,524,506	5.53	347,903	676	83.46
Illinois	57	11,321,142	5.00	198,617	678	97.19
Georgia	51	7,157,958	3.16	140,352	661	97.70
Washington	30	6,543,601	2.89	218,120	707	92.01
Arizona	28	6,329,933	2.80	226,069	674	91.39
Pennsylvania	40	5,485,615	2.42	137,140	668	98.44
New York	17	5,415,444	2.39	318,556	691	93.35
North Carolina	37	5,373,556	2.37	145,231	681	93.65
Missouri	39	5,197,362	2.30	133,266	658	97.82
New Jersey	21	5,171,830	2.29	246,278	700	91.76
Michigan	40	5,089,616	2.25	127,240	674	96.09
Minnesota	21	4,844,161	2.14	230,674	682	96.21
Colorado	19	4,339,279	1.92	228,383	704	87.74
Ohio	28	4,034,121	1.78	144,076	663	96.95
Wisconsin	29	3,676,039	1.62	126,760	690	98.28
Utah	20	3,522,745	1.56	176,137	686	99.44
South Carolina	15	3,512,576	1.55	234,172	688	79.12
Alabama	27	3,448,917	1.52	127,738	627	97.35
Indiana	28	3,208,387	1.42	114,585	670	98.31
Louisiana	21	2,708,708	1.20	128,986	684	94.82
Massachusetts	9	2,486,334	1.10	276,259	727	90.60
Other	141	21,386,623	9.45	151,678	673	94.87
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**	**90.52 %**

Group I Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	129	$33,801,465	14.94 %	$262,027	675	82.79 %
Purchase	940	175,858,542	77.71	187,084	682	92.82
Rate/Term Refinance	63	16,643,278	7.35	264,179	680	82.00
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**	**90.52 %**

Group I Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	273	31,549,032	13.94	115,564	724	95.58 %
Primary Residence	845	189,968,528	83.94	224,815	674	89.94
Second / Vacation	14	4,785,724	2.11	341,837	670	80.35
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**	**90.52 %**

Group I Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium Low Rise (less than 5 Stories)	53	10,319,639	4.56	194,710	673	91.06 %
Condominium Mid Rise (5 to 8 stories)	2	456,213	0.20	228,106	696	92.88
Manufactured Home	2	139,023	0.06	69,512	679	83.99
Planned Unit Development (Attached)	26	5,975,184	2.64	229,815	679	89.45
Planned Unit Development (Detached)	163	45,532,078	20.12	279,338	684	86.64
Single Family Detached	780	146,137,159	64.58	187,355	677	91.36
Two to Four Family Units	100	16,399,413	7.25	163,994	708	93.88
Townhouse	6	1,344,575	0.59	224,096	644	90.10
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**	**90.52 %**

Group I Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	749	124,800,592	55.15	166,623	675	93.36 %
Reduced Documentation	383	101,502,692	44.85	265,020	687	87.03
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**	**90.52 %**

Group I Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Months PP	40	11,774,639	5.20	294,366	676	95.07 %
24 Months PP	328	67,462,993	29.81	205,680	659	92.66
36 Months PP	236	33,165,703	14.66	140,533	688	94.25
60 Months PP	5	1,146,728	0.51	229,346	726	88.88
Other	2	262,208	0.12	131,104	720	100.00
None	521	112,491,014	49.71	215,914	691	87.66
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**	**90.52 %**

Other means not None, 12, 24, 36 or 60 months and not more than 60 months.

Group I Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	310	48,613,727	21.48	156,818	707	87.58 %
7.000 - 7.999	1	231,997	0.10	231,997	647	80.00
9.000 - 9.999	2	1,010,500	0.45	505,250	741	85.50
10.000 - 10.999	33	13,551,465	5.99	410,650	715	77.30
11.000 - 11.999	45	16,308,203	7.21	362,405	702	78.85
12.000 - 12.999	101	35,731,532	15.79	353,778	689	85.92
13.000 - 13.999	227	46,642,018	20.61	205,471	680	95.05
14.000 - 14.999	276	45,073,354	19.92	163,309	654	97.63
15.000 - 15.999	118	16,648,953	7.36	141,093	617	98.54
16.000 - 16.999	15	1,866,805	0.82	124,454	607	98.58
17.000 - 17.999	4	624,732	0.28	156,183	611	97.85
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**	**90.52 %**

Group I Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
August, 2005	1	544,192	0.24	544,192	-	78.00 %
September, 2005	2	814,331	0.36	407,166	668	91.45
October, 2005	5	2,857,500	1.26	571,500	664	84.31
November, 2005	2	658,750	0.29	329,375	627	78.95
December, 2005	1	199,213	0.09	199,213	690	90.00
August, 2006	1	48,733	0.02	48,733	634	80.00
October, 2006	1	135,273	0.06	135,273	556	100.00
November, 2006	2	285,333	0.13	142,666	660	95.00
December, 2006	4	1,049,940	0.46	262,485	711	96.57
January, 2007	7	1,859,790	0.82	265,684	643	89.89
February, 2007	11	1,627,452	0.72	147,950	624	97.18
March, 2007	48	10,114,730	4.47	210,724	646	89.35
April, 2007	313	72,082,786	31.85	230,296	665	92.59
May, 2007	155	26,896,001	11.88	173,523	639	94.98
August, 2007	1	216,882	0.10	216,882	646	90.00
January, 2008	3	978,103	0.43	326,034	706	69.90
February, 2008	4	1,146,582	0.51	286,646	704	87.80
March, 2008	6	1,432,911	0.63	238,818	747	90.43
April, 2008	35	7,888,888	3.49	225,397	673	95.42
May, 2008	173	24,939,848	11.02	144,161	713	95.97
November, 2009	4	2,659,010	1.17	664,753	712	73.08
December 2009	2	990,947	0.44	495,473	679	77.36
January, 2010	14	6,252,099	2.76	446,578	721	79.29
March, 2010	2	1,504,575	0.66	752,287	718	78.28
April, 2010	8	3,607,831	1.59	450,979	688	91.20
May, 2010	13	5,463,460	2.41	420,266	709	74.04
December 2011	1	416,000	0.18	416,000	676	80.00
May, 2012	3	1,018,400	0.45	339,467	742	80.00
Fixed	310	48,613,727	21.48	156,818	707	87.58
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**	**90.52 %**

Group I Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.000 - 2.499	39	19,941,877	8.81	511,330	710	76.62 %
2.500 - 2.999	3	1,453,120	0.64	484,373	723	71.71
3.000 - 3.499	110	20,605,195	9.11	187,320	731	91.80
3.500 - 3.999	5	2,983,450	1.32	596,690	666	85.17
4.000 - 4.499	82	11,911,108	5.26	145,257	701	98.06
4.500 - 4.999	71	21,114,634	9.33	297,389	679	81.73
5.000 - 5.499	69	19,309,463	8.53	279,847	690	92.35
5.500 - 5.999	25	6,141,770	2.71	245,671	668	87.58
6.000 - 6.499	66	16,364,577	7.23	247,948	672	95.62
6.500 - 6.999	82	16,873,503	7.46	205,774	655	97.74
7.000 - 7.499	111	17,762,479	7.85	160,022	620	98.23
7.500 - 7.999	54	9,086,019	4.01	168,260	621	97.83
8.000 - 8.499	63	8,694,012	3.84	138,000	613	98.22
8.500 - 8.999	26	3,613,275	1.60	138,972	599	98.50
9.000 - 9.499	12	1,388,573	0.61	115,714	596	96.47
9.500 - 9.999	3	352,553	0.16	117,518	587	100.00
10.000 - 10.499	1	93,949	0.04	93,949	600	94.00
Fixed	310	48,613,727	21.48	156,818	707	87.58
Total	**1,132**	**$226,303,285**	**100.00 %**	**$199,915**	**681**	**90.52 %**

RAMP Series 2005-RS5 – Collateral Characteristics
Group II Summary Report
(Statistical Pool)

Principal Balance	$226,205,837		
Number of Mortgage Loans	1,683		
	Average	**Minimum**	**Maximum**
Original Principal Balance	$134,522.99	$30,000.00	$526,500.00
Current Principal Balance	$134,406.32	$29,951.87	$526,046.69
	Weighted Average	**Minimum**	**Maximum**
Original Term (mos)	357	60	360
Remaining Term to Stated Maturity (mos)	356	55	360
Age (mos)	1	0	19
Mortgage Rate (%)	7.293	4.375	11.06
Loan-to-Value Ratio (%)	91.75	31	103
Credit Score	684	453	816
Margin (%)	5.163	0.125	9.65
Initial Periodic Cap (%)	2.723	1	6
Periodic Cap (%)	1.383	1	6
Maximum Mortgage Rate (%)	13.392	10	16.99
Minimum Mortgage Rate (%)	5.495	2.25	10
Next Rate Adj. (mos)	29	2	84

Lien Position	**% of Mortgage Loans**
1st Lien	100.00

Occupancy	**% of Mortgage Loans**
Primary Residence	55.66
Non-Owner Occupied	40.50
Second/Vacation	3.83

Documentation	**% of Mortgage Loans**
Full Documentation	65.42
Reduced Documentation	34.58

Servicing	**% of Mortgage Loans**
Homecomings	97.02

Delinquency	**% of Mortgage Loans**
Current	100.00
30 to 59 Days Delinquent	
60 or more Days	

Exception Category	**% of Mortgage Loans**
Alternet Exceptions (RASC)	35.87
Expanded Criteria Exceptions (RALI)	37.40
Jumbo A Exceptions (RFMSI)	1.53
Home Solutions	25.20
Seasoned Loans	0.00

Loan Type	**% of Mortgage Loans**
Adjustable-rate	85.10
Fixed-rate	14.90

Loan Purpose	**% of Mortgage Loans**
Purchase	60.04
Equity Refinance	26.85
Rate/Term Refinance	13.11

Property Type	**% of Mortgage Loans**
Single-family detached	67.64
PUD (detached)	11.65
Two- to four-family units	11.19
Condo Low-rise	5.61
PUD (attached)	2.36
Townhouse	0.70
Condo Mid-rise	0.48
Condo High-rise	0.33
Manufactured Home	0.04

% with Active Prepayment Penalty	60.00
% over 80% LTV with MI	4.74
IO Loans (%)	19.84

Group II Credit Score Distribution

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Original LTV
499 or less	2	$279,108	0.12 %	$139,554	86.59 %
500 to 519	1	49,956	0.02	49,956	31.00
520 to 539	2	247,343	0.11	123,671	88.55
540 to 559	7	1,121,243	0.50	160,178	87.59
560 to 579	13	1,598,924	0.71	122,994	91.09
580 to 599	58	7,740,224	3.42	133,452	94.85
600 to 619	151	19,159,483	8.47	126,884	96.48
620 to 639	166	22,057,265	9.75	132,875	94.18
640 to 659	181	24,649,779	10.90	136,187	91.23
660 to 679	196	27,185,089	12.02	138,699	88.28
680 to 699	240	34,967,169	15.46	145,697	89.43
700 to 719	197	26,561,840	11.74	134,832	89.56
720 to 739	145	17,387,388	7.69	119,913	92.38
740 to 759	140	19,770,685	8.74	141,219	93.19
760 or greater	182	23,199,157	10.26	127,468	93.87
Subtotal with Credit Score	1,681	225,974,653	99.90	134,429	91.75
Not Available	2	231,184	0.10	115,592	90.00
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**91.75 %**

Group II Credit Scores indicated as having a Credit Score that is "Not Available" include certain Group II Credit Scores where the Credit Score was not provided by the related seller and Group II Credit Scores where no credit history can be obtained for the related mortgagor.

Group II Original Mortgage Loan Principal Balances

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	572	$43,270,506	19.13 %	$75,648	684	93.87 %
100,001 to 200,000	873	120,638,955	53.33	138,189	685	92.63
200,001 to 300,000	188	45,348,152	20.05	241,214	687	89.10
300,001 to 400,000	45	14,674,150	6.49	326,092	678	86.89
400,001 to 500,000	4	1,748,027	0.77	437,007	681	88.03
500,001 to 600,000	1	526,047	0.23	526,047	659	90.00
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Group II Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	1	$151,900	0.07 %	$151,900	674	80.00 %
4.500 to 4.999	4	696,500	0.31	174,125	688	86.95
5.000 to 5.499	21	3,423,085	1.51	163,004	675	78.82
5.500 to 5.999	80	13,379,666	5.91	167,246	695	82.64
6.000 to 6.499	178	28,416,394	12.56	159,643	694	86.40
6.500 to 6.999	323	47,641,444	21.06	147,497	699	90.82
7.000 to 7.499	216	28,954,719	12.80	134,050	696	91.26
7.500 to 7.999	432	54,047,175	23.89	125,109	685	95.15
8.000 to 8.499	189	23,346,448	10.32	123,526	669	95.06
8.500 to 8.999	175	19,973,481	8.83	114,134	646	96.57
9.000 to 9.499	44	4,471,520	1.98	101,625	635	95.42
9.500 to 9.999	14	1,137,692	0.50	81,264	607	97.72
10.000 to 10.499	2	146,913	0.06	73,456	592	76.54
10.500 to 10.999	3	351,425	0.16	117,142	593	98.24
11.000 to 11.499	1	67,476	0.03	67,476	524	90.00
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Group II Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
4.000 to 4.499	2	$300,100	0.13 %	$150,050	657	79.01 %
4.500 to 4.999	19	2,930,022	1.30	154,212	673	82.40
5.000 to 5.499	60	10,483,275	4.63	174,721	693	80.62
5.500 to 5.999	139	22,614,655	10.00	162,695	690	86.07
6.000 to 6.499	287	43,080,202	19.04	150,105	700	89.55
6.500 to 6.999	270	37,842,559	16.73	140,158	694	91.17
7.000 to 7.499	407	50,510,772	22.33	124,105	683	94.78
7.500 to 7.999	244	30,025,624	13.27	123,056	681	95.84
8.000 to 8.499	177	20,313,583	8.98	114,766	650	96.14
8.500 to 8.999	62	6,679,528	2.95	107,734	651	95.02
9.000 to 9.499	12	1,006,616	0.45	83,885	602	94.40
10.000 to 10.499	3	351,425	0.16	117,142	593	98.24
10.500 to 10.999	1	67,476	0.03	67,476	524	90.00
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Group II Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score
0.01 to 50.00	5	$649,646	0.29 %	$129,929	718
50.01 to 55.00	7	777,121	0.34	111,017	655
55.01 to 60.00	5	649,638	0.29	129,928	686
60.01 to 65.00	11	2,323,213	1.03	211,201	679
65.01 to 70.00	12	1,969,355	0.87	164,113	660
70.01 to 75.00	36	5,584,990	2.47	155,139	707
75.01 to 80.00	361	52,870,034	23.37	146,454	694
80.01 to 85.00	52	7,370,881	3.26	141,748	668
85.01 to 90.00	116	17,942,638	7.93	154,678	668
90.01 to 95.00	156	22,983,628	10.16	147,331	659
95.01 to 100.00	892	109,254,705	48.30	122,483	687
100.01 to 105.00	30	3,829,989	1.69	127,666	713
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**

Group II Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Florida	191	$28,570,053	12.63 %	$149,581	689	88.56 %
Texas	135	14,872,940	6.57	110,170	677	95.33
California	60	13,508,769	5.97	225,146	674	84.52
Georgia	98	12,178,014	5.38	124,265	682	94.10
Michigan	104	11,850,480	5.24	113,947	678	94.43
Illinois	78	11,003,876	4.86	141,075	684	92.95
Virginia	55	9,275,916	4.10	168,653	697	87.97
Indiana	85	8,893,575	3.93	104,630	676	96.96
Arizona	57	8,877,633	3.92	155,748	681	88.60
Washington	54	8,756,536	3.87	162,158	708	90.53
Ohio	71	7,810,227	3.45	110,003	685	97.51
Minnesota	42	6,885,612	3.04	163,943	711	87.81
Pennsylvania	51	5,456,176	2.41	106,984	661	95.11
Wisconsin	44	5,352,809	2.37	121,655	677	95.04
North Carolina	46	5,232,022	2.31	113,740	693	92.95
Tennessee	43	4,796,293	2.12	111,542	685	95.93
Maryland	24	4,620,760	2.04	192,532	687	86.49
Colorado	34	4,455,875	1.97	131,055	684	90.86
Missouri	43	4,383,720	1.94	101,947	666	93.51
Alabama	38	4,089,812	1.81	107,627	671	92.81
New Jersey	21	3,921,812	1.73	186,753	687	84.92
Utah	24	3,632,745	1.61	151,364	698	96.12
Kentucky	28	3,344,402	1.48	119,443	682	95.74
Louisiana	32	3,343,443	1.48	104,483	686	97.18
South Carolina	30	2,851,215	1.26	95,041	686	94.02
Oregon	18	2,668,561	1.18	148,253	669	89.83
Nevada	13	2,429,759	1.07	186,905	700	86.62
Connecticut	12	2,351,540	1.04	195,962	680	91.72
Other	152	20,791,261	9.19	136,785	684	92.48
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Group II Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Equity Refinance	390	$60,727,764	26.85 %	$155,712	663	88.97 %
Purchase	1,109	135,815,478	60.04	122,467	698	93.36
Rate/Term Refinance	184	29,662,595	13.11	161,210	663	90.04
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Group II Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	691	$91,619,367	40.50 %	$132,590	719	89.65 %
Primary Residence	937	125,917,323	55.66	134,383	658	93.36
Second / Vacation	55	8,669,147	3.83	157,621	692	90.53
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Group II Mortgaged Property Types

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Condominium High Rise (9 Stories or more)	4	$741,440	0.33 %	$185,360	698	77.34 %
Condominium Low Rise (less than 5 Stories)	94	12,684,010	5.61	134,936	699	90.35
Condominium Mid Rise (5 to 8 stories)	6	1,089,630	0.48	181,605	714	81.82
Manufactured Home	1	88,850	0.04	88,850	562	70.00
Planned Unit Development (Attached)	41	5,340,086	2.36	130,246	710	93.85
Planned Unit Development (Detached)	162	26,352,837	11.65	162,672	690	88.99
Single Family Detached	1,195	153,009,518	67.64	128,041	676	92.89
Two to Four Family Units	165	25,308,346	11.19	153,384	712	89.01
Townhouse	15	1,591,121	0.70	106,075	684	90.23
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Group II Mortgage Loan Documentation Types

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,161	$147,994,647	65.42 %	$127,472	684	95.69 %
Reduced Documentation	522	78,211,190	34.58	149,830	685	84.29
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Group II Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
12 Months PP	46	$8,280,376	3.66 %	$180,008	685	89.50 %
24 Months PP	612	82,641,675	36.53	135,035	670	92.79
36 Months PP	347	44,591,255	19.71	128,505	693	94.19
Other	2	379,227	0.17	189,613	690	88.26
None	676	90,313,305	39.93	133,600	693	89.81
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Other means not None, 12, 24 or36 months and not more than 36 months.

Group II Maximum Mortgage Rates

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	265	$33,710,742	14.90 %	$127,210	696	89.65 %
10.000 - 10.999	21	3,204,214	1.42	152,582	679	78.45
11.000 - 11.999	106	17,160,947	7.59	161,896	698	83.04
12.000 - 12.999	303	45,900,354	20.29	151,486	701	89.27
13.000 - 13.999	561	74,547,511	32.96	132,883	689	94.14
14.000 - 14.999	329	41,132,536	18.18	125,023	653	95.54
15.000 - 15.999	90	9,868,266	4.36	109,647	641	95.52
16.000 - 16.999	8	681,267	0.30	85,158	613	98.29
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Group II Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance	% of Current Principal Balance	Average Current Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
July 2005	1	$98,800	0.04 %	$98,800	678	95.00 %
August 2005	1	137,100	0.06	137,100	608	100.00
October 2005	3	407,984	0.18	135,995	738	85.67
November 2005	1	351,500	0.16	351,500	691	95.00
December 2005	1	105,648	0.05	105,648	605	100.00
March 2006	1	153,553	0.07	153,553	608	100.00
April 2006	1	416,000	0.18	416,000	682	80.00
September 2006	1	210,050	0.09	210,050	658	90.00
October 2006	4	925,425	0.41	231,356	580	88.17
November 2006	2	152,361	0.07	76,180	598	90.46
December 2006	3	425,258	0.19	141,753	567	93.48
January 2007	20	2,455,501	1.09	122,775	653	91.87
February 2007	33	5,059,290	2.24	153,312	688	89.47
March 2007	100	14,808,708	6.55	148,087	656	91.71
April 2007	577	77,273,909	34.16	133,924	669	91.87
May 2007	156	20,016,644	8.85	128,312	668	93.05
June 2007	1	178,721	0.08	178,721	624	95.00
December 2007	4	288,725	0.13	72,181	680	86.94
January 2008	4	751,815	0.33	187,954	703	85.01
February 2008	23	2,779,682	1.23	120,856	696	84.38
March 2008	64	9,834,664	4.35	153,667	689	88.55
April 2008	171	22,884,990	10.12	133,830	709	96.64
May 2008	180	22,009,552	9.73	122,275	730	96.81
May 2009	1	324,334	0.14	324,334	700	80.00
November 2009	2	392,625	0.17	196,312	657	68.41
January 2010	2	252,056	0.11	126,028	631	78.13
February 2010	1	194,400	0.09	194,400	677	90.00
March 2010	7	1,159,363	0.51	165,623	679	83.60
April 2010	19	2,946,038	1.30	155,055	693	79.59
May 2010	28	4,629,310	2.05	165,333	712	81.98
March 2012	1	113,194	0.05	113,194	760	90.00
April 2012	1	94,271	0.04	94,271	682	85.00
May 2012	4	663,625	0.29	165,906	721	84.13
Fixed	265	33,710,742	14.90	127,210	696	89.65
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Group II Note Margin

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
0.000 - 0.499	1	$49,930	0.02 %	$49,930	638	100.00 %
2.000 - 2.499	47	8,160,603	3.61	173,630	693	80.33
2.500 - 2.999	20	3,296,875	1.46	164,844	700	79.37
3.000 - 3.499	319	43,208,086	19.10	135,449	738	93.17
3.500 - 3.999	6	819,551	0.36	136,592	681	88.98
4.000 - 4.499	122	15,965,203	7.06	130,862	698	99.30
4.500 - 4.999	161	24,312,810	10.75	151,011	700	81.07
5.000 - 5.499	75	11,019,767	4.87	146,930	677	90.83
5.500 - 5.999	51	7,665,246	3.39	150,299	678	89.64
6.000 - 6.499	138	19,500,474	8.62	141,308	662	92.11
6.500 - 6.999	155	21,032,006	9.30	135,690	645	96.10
7.000 - 7.499	165	19,853,386	8.78	120,324	629	97.07
7.500 - 7.999	84	9,821,084	4.34	116,918	634	97.49
8.000 - 8.499	44	4,495,250	1.99	102,165	628	98.52
8.500 - 8.999	23	2,522,376	1.12	109,669	612	96.89
9.000 - 9.499	5	556,548	0.25	111,310	630	99.30
9.500 - 9.999	2	215,899	0.10	107,950	600	100.00
Fixed	265	33,710,742	14.90	127,210	696	89.65
Total	**1,683**	**$226,205,837**	**100.00 %**	**$134,406**	**684**	**91.75 %**

Additional Information Regarding the Mortgage Loans

The Seller will make the following representations and warranties with respect to the Group II Mortgage Loans.

1. With respect to any Group II Mortgage Loan originated on or after August 1, 2004 and underlying the Security, neither the related mortgage nor the related mortgage note requires the borrower to submit to arbitration to resolve any dispute arising out of or relating in any way to the mortgage loan transaction.
2. None of the Mortgage Loans are subject to Section 32 under the Home Ownership and Equity Protection Act of 1994 ("HOEPA").
3. To the best of Seller's knowledge, the Subservicer for each Mortgage Loan has accurately and fully reported its borrower credit files to each of the Credit Repositories in a timely manner.
4. None of the proceeds of any Mortgage Loan were used to finance the purchase of single premium credit life insurance policies.
5. No Group II Mortgage Loan has a prepayment penalty term that extends beyond three years after the date of origination.
6. With the exception of loans secured by property in the state of New Jersey, none of the Mortgage Loans are that are referred to as "high cost" or "covered" loans or any other similar designation under applicable sate or local law in effect at the time of origination of such loan that expressly provides for assignee liability.
7. None of the Mortgage Loans secured by property in the state of New Jersey are considered "high-cost home loans" under the New Jersey Home Ownership Security Act of 2002. None of the non purchase money loans secured by property in the state of New Jersey are considered "covered home loans" under the New Jersey Home Ownership Act of 2002.
8. No Group II Mortgage Loan which is secured by a property located in the State of Georgia was originated on or after October 1, 2002 and before March 7, 2003.
9. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in any state other than the States of Alaska or Hawaii did not exceed $359,650. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in the States of Alaska or Hawaii did not exceed $539,475. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three-, or four- family property located in any state other than the States of Alaska or Hawaii did not exceed $460,400, $556,500 or $691,600, respectively. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three-, or four- family property located in the States of Alaska or Hawaii did not exceed $690,600, $834,750 or $1,037,550, respectively.

A breach of any of the representations and warranties set forth above will be deemed to materially and adversely affect the interests of the holders of the Class A-II Certificates with respect to any Group II Mortgage Loan. With respect to a breach of any such representation and warranty with respect to a Group II Mortgage Loan, the Seller will either (i) purchase such Mortgage Loan at a price equal to the purchase price for such Mortgage Loan set forth in the pooling and servicing agreement or (ii) substitute a qualified substitute Mortgage Loan or loans for such Mortgage Loan in the manner and subject to the limitations set forth in the pooling and servicing agreement. In addition, the servicing guide of the Master Servicer requires that the subservicer for each Mortgage Loan accurately and fully reports its borrower credit files to each of the credit repositories in a timely manner.